UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K
AMENDMENT NO. 1

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Amendment (Date of Original Report)
February 7, 2011 (December 1, 2010)

HIGH PLAINS GAS, INC.

(Exact name of registrant as specified in its charter)

NEVADA   **333-125068**   **26-3633813**
(State or other jurisdiction of incorporation) (Commission File No.) (IRS Employer ID)

3601 Southern Dr.
Gillette, Wyoming 82718
(Address of principal executive offices and Zip Code)

(307) 686-5030
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
[ ]   (17 CFR 240.14d-2(b))
       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
[ ]   (17 CFR 240.13e-4(c))

EXPLANATORY NOTE

High Plains Gas, Inc. ("the Company") is filing this Amendment No. 1 to Form 8-K to amend its Current Report on Form 8-K filed on December 1, 2010 to include the audited revenue and direct operating expenses for the North and South Fairway Acquisition Properties for the years ending December 31, 2008 and 2009 and the unaudited pro forma condensed combined financial statements of the Company for the year ended December 31, 2009 and the nine months ended September 30, 2010.

Item 2.01 Completion of Acquisition or Disposition of Assets

As previously reported by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 2010, on November 19, 2010 the Company's subsidiary CEP Purchase-M LLC ("CEP") completed the acquisition of the North and South Fairway Acquisition Properties.

Item 9.01 Financial Statements and Exhibits

(a) Financial statements of business acquired

The following financial statements of North and South Fairway Acquisition Properties are filed hereto as exhibit 99.1:

- Audited statements of revenues and direct operating expenses for the years ended December 31, 2008 and 2009
- Unaudited statements of revenues and direct operating expenses for the nine months ended September 30, 2009 and 2010.
- Notes to the Statements of Revenues and Direct Operating Expenses

(b) Pro forma financial statements

Unaudited pro forma condensed financial statements of the Company for the year ended December 31, 2009 and the nine months ended September 30, 2010.

Exhibit No.   Identification of Exhibits

99.1   Statements of revenues and direct operating expenses of the North and South Fairway Acquisition Properties for the years ended December 31, 2008 and 2009, and for the nine months ended September 30, 2009 and 2010.

99.2   Unaudited pro forma condensed financial statements of the Company for the year ended December 31, 2009 and the nine months ended September 30, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated this 7th day of February, 2011

High Plains Gas, Inc.

By: \s\ Mark D. Hettinger
Mark D. Hettinger, Chief Executive Officer,
Principal Executive Officer and a Member of
the Board of Directors.

Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of High Plains Gas, Inc.:

We have audited the accompanying statements of revenues and direct operating expenses of the North and South Fairway Fields Acquisition Properties (the "Properties"), which were acquired by High Plains Gas, Inc. through its subsidiary CEP-M (the "Company"), for the years ended December 31, 2008 and 2009. These statements of revenues and direct operating expenses are the responsibility of the Company's management. Our responsibility is to express an opinion on the statements of revenues and direct operating expenses based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements of revenues and direct operating expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in High Plains Gas, Inc.'s Form 8-K) and are not intended to be a complete financial presentation of the Properties' revenues and expenses.

In our opinion, the statements of revenues and direct operating expenses referred to above present fairly, in all material respects, the revenues and direct operating expenses of the North and South Fairway Fields Acquisition Properties, for the years ended December 31, 2008 and 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Eide Bailly, LLP

Greenwood Village, Colorado
February 3, 2011

North and South Fairway Acquisition Properties
Statements of Revenues and Direct Operating Expenses
For the Years Ended December 31, 2008 and 2009
(000's omitted)

	For the Year Ended December 31,	
	2008	2009
Revenues	$ 51,071	$ 17,317
Direct Operating Expenses		
Lease operating expenses	18,023	11,438
Production taxes	5,568	1,782
Transportation expense	12,900	7,461
Total direct operating expenses	36,491	20,681
Excess (Deficit) of Revenues over		
Direct Operating Expenses	$ 14,580	$ (3,364)

See accompanying auditor's report and notes to the Statements of Revenues and Direct Operating Expenses.

North and South Fairway Acquisition Properties
Statements of Revenues and Direct Operating Expenses
For the Nine Months ended September 30, 2009 and 2010
(Unaudited)
(000's omitted)

| | For the Nine Months Ended September 30, | |
	2009	2010
Revenues	$ 12,601	$ 15,683
Direct Operating Expenses		
Lease operating expenses	9,128	7,653
Production taxes	1,335	1,614
Transportation expense	5,808	5,551
Total direct operating expenses	16,271	14,818
Excess (Deficit) of Revenues Over Direct Operating Expenses	$ (3,670)	$ 865

See accompanying notes to the Statements of Revenues and Direct Operating Expenses

Notes to Statements of Revenues and Direct Operating Expenses

1. The Properties

In July 2010, High Plains Gas, Inc. (the "Company") acquired through its subsidiary, CEP M, the North and South Fairway oil and gas properties from Pennaco Energy, Inc., a wholly owned subsidiary of Marathon Oil Company (the "Seller") for approximately $10,000,000. The properties are herein referred to as the "North and South Fairway Acquisition Properties" or the "Properties".

2. Basis Of Presentation and Accounting Policies

The accompanying statements of revenues and direct operating expenses were derived from the historical accounting records of the Seller and reflect the acquired interest in the revenues and direct operating expenses of the Properties acquired. Such amounts may not be representative of future operations. The statements do not include depreciation, depletion and amortization, general and administrative expenses, income taxes, or interest expense as these costs may not be comparable to the expenses expected to be incurred by the Company on a prospective basis.

The Company used the sales method to record revenue, where revenue is recognized based on the amount sold to purchasers. Direct operating expenses include payroll, repairs and maintenance, utilities and other direct operating expenses.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

During the periods presented, the properties acquired were not accounted for or operated as separated divisions by the Seller. Certain costs, such as depreciation, depletion and amortization, interest, accretion and general and administrative expenses were not allocated to the individual properties. Historical financial statements reflecting financial position, results of operations and cash flows required by generally accepted accounting principles are not presented as such information is not readily available on an individual property basis and are not meaningful to the oil and gas properties acquired. Accordingly, the historical statements of revenue and direct operating expenses are presented in lieu of the financial statements required by under Rule 3-05 of the Securities and Exchange Commission Regulation S-X.

The accompanying statements of revenue and direct operating expenses for the nine-month periods ended September 30, 2009 and 2010 (unaudited) have been prepared in accordance with the Securities and Exchange Commission's accounting and guidelines for the preparation of interim financial information. In the opinion of management, the accompanying statements include all adjustments considered necessary to present fairly the unaudited revenue and direct operating expenses for the nine months ended September 30, 2009 and 2010. Interim results are not necessarily indicative of the results that may be expected for a full year because of the impact of fluctuations in prices received for oil and gas and other factors.

3. Commitments and Contingencies

Pursuant to the terms of the Purchase and Sales Agreement between the Seller and the Company, there are no claims, litigation or disputes pending as to the effective date of the Purchase and Sales

Agreement, or any matters arising in connection with indemnification, and the Seller is not aware of any legal, environmental or other commitments or contingencies that would have a material adverse effect on the statements of revenue and direct operating expnses.

4. <u>SUPPLEMENTAL DISCLOSURES OF OIL AND GAS PRODUCING ACTIVITIES</u> (unaudited)

Reserve Quantities – In accordance with FASB Accounting Standards Codification ("ASC") 932, the following table summarizes the estimated quantities of proved oil and gas reserves of the Properties. These amounts were derived from reserve estimates prepared by the Seller. Estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors. The oil and gas reserves stated below are attributable solely to properties within the United States.

	Gas (mmcf)
Balance January 1, 2008	55,849
Production	(7,672)
Extension and discoveries	551
Revisions	1,286
Sales of minerals in place	(10)
Balance December 31, 2008	50,004
Production	(5,880)
Extension and discoveries	1,123
Revisions	(22,636)
Balance December 31, 2009	22,611
Proved developed reserves:	
December 31, 2008	21,858
December 31, 2009	20,540

Standardized Measure of Discounted Future Net Cash Flows - The standardized measure of discounted future net cash flows relating to proved gas reserves and the changes in standardized measure of discounted future net cash flows relating to proved gas reserves have not been provided as required by ASC 932. The Seller has not been able to carve-out the information necessary for these calculations as it pertains to the North and South Fairway Acquisition Properties and so has not provided this information to the Company. Without the information from the Seller, the Company has not been able to determine the factors necessary for the required disclosures.

Exhibit 99.2

HIGH PLAINS GAS INC.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements and related notes give effect to the acquisition by High Plains Gas, Inc., ("High Plains" or the "Company") of the North and South Fairway (the "Properties") from Pennaco Energy Inc., a wholly owned subsidiary of Marathon Oil Company (the "Seller") for the year ended December 31, 2009 and the nine months ended September 30, 2010.

The unaudited pro forma condensed combined statement of operations is based on the individual statement of operations of the Company and the statement of revenues and direct operating expenses of the Properties, and combines the results of the Company and the Properties for the year ended December 31, 2009, and the nine months ended September 30, 2010 as if the acquisition had occurred on January 1, 2009. The unaudited pro forma condensed combined balance sheet is based on the historical balance sheet of the Company, adjusted for the Properties transaction, and has been presented to show the effect as if the acquisition occurred as of December 31, 2009.

Pro forma data is based on assumptions and include adjustments as explained in the notes to the unaudited pro forma condensed combined financial statements. As adjustments are based on currently available information, actual adjustments may differ from the pro forma adjustments; therefore the pro forma is not necessarily indicative of the financial results that would have been attained had the Properties transaction occurred on the date referenced above, and should not be viewed as indicative of operations in future periods. The unaudited pro forma condensed combined financial statements should be read in conjunction with the notes thereto, with the Company's quarterly report on Form 10-Q for the period ended September 30, 2010 and the Statement of Revenues and Direct Operating Expenses included herein.

HIGH PLAINS GAS INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
(000's omitted)

	HISTORICAL	PROPERTIES ACQUISITION	PRO FORMA ADJUSTMENTS (SEE NOTE 2)		PRO FORMA COMBINED
REVENUES	$ 806	$ 17,317	$ -		$ 18,123
EXPENSES					
Production	587	20,681	-		21,268
General and administrative	213	-	250	(b)	463
Depreciation, depletion and amortization	385	-	2,878	(a)	3,263
(Gain) on sale-oil and gas property	(591)	-	-		(591)
	594	20,681	3,128		24,403
Income (loss) from operations	212	(3,364)	(3,128)		(6,280)
OTHER INCOME (EXPENSE)	(50)	-	(867)	(c)	(917)
Net income (loss)	$ 162	$ (3,364)	$ (3,995)		$ (7,197)
Net gain (loss) per share, basic and dilutive	$ 0.33				$ (6.19)
Weighted average number of common shares outstanding-basic and diluted	499	663			1,162

Please see the accompanying notes

HIGH PLAINS GAS INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
(000's omitted)

	HISTORICAL	PROPERTIES ACQUISITION	PRO FORMA ADJUSTMENTS (SEE NOTE 2)		PRO FORMA COMBINED
REVENUES	$ 1,111	$ 15,683	$ -		$ 16,794
EXPENSES					
Production	721	14,818	-		15,539
General and administrative	879	-	-		879
Depreciation, depletion and amortization	571	-	2,159	(a)	2,730
(Gain) on sale-oil and gas property	(20)	-	-		(20)
	2,151	14,818	2,159		19,128
Income (loss) from operations	(1,040)	865	(2,159)		(2,334)
OTHER INCOME (EXPENSE)	(50)	-	(665)	(c)	(715)
Net income (loss)	$ (1,090)	$ 865	$ (2,824)		$ (3,049)
Net gain (loss) per share, basic and dilutive	$ (0.94)				$ (2.62)
Weighted average number of common shares outstanding-basic and diluted	1,162				1,162

Please see the accompanying notes

HIGH PLAINS GAS INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2009
(000's omitted)

	HISTORICAL	PROPERTIES ACQUISITION	PRO FORMA ADJUSTMENTS		PRO FORMA COMBINED
ASSETS					
Current assets	$ 191	$ -	$ 750	(d)	$ 941
Oil& gas properties, net	1,593	10,700	(2,878)		9,415
Other	431	(1,150)	13,070	(a), (b)	12,351
Total Assets	$ 2,215	$ 9,550	$ 10,942		$ 22,707
LIABILITIES & SHARHOLDERS' EQUITY					
Current liabilities	$ 1,245	$ 3,000	$ 4,467	(c), (e)	$ 8,712
Long term liabilities	329	6,000			6,329
Shareholders' equity	641	550	6,475		7,666
Total liabilities & shareholders' equity	$ 2,215	$ 9,550	$ 10,942		$ 22,707

Please see the accompanying notes

HIGH PLAINS GAS INC.
NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
December 31, 2009

1. Basis of Presentation

In July, 2010, the Company acquired the North and South Fairway Acquisition Properties from Pennaco Energy, Inc., a wholly owned subsidiary of Marathon Oil Company for approximately $10,000,000.

The unaudited pro forma statement of operations for the year ended December 31, 2009 is derived from the audited statement of the Company for the year ended December 31, 2009 and the audited statement of revenues and direct operating expenses for the Properties for the year ended December 31, 2009. The unaudited pro forma statement of operations for the nine months ended September 30, 2010 is based on the unaudited financial statements of the Company for the nine months ended September 30, 2010 and the unaudited statement of revenues and direct operating expenses for the Properties for the nine months ended September 30, 2010. The unaudited balance sheet for December 31, 2009 is based on the audited financial statements of the Company for the year ended December 31, 2009, adjusted for the Properties purchase transaction.

The pro forma adjustments do not include those related to Asset Retirement Obligations (recorded assets and depletion; recorded liabilities and accretion) as such data is not available for the Acquired Properties. The adjustments made relate to the acquisition and additional debt and equity and are described below.

2. Adjustments to the Pro Forma Statement of Operations

The unaudited pro forma statement of operations gives effect to the following pro forma adjustments necessary to reflect the acquisition and additional debt and equity outlined in note 3 below:

a. Record incremental pro forma depreciation, depletion and amortization of $2,878,000 for the year ended December 31, 2009 and $2,159,000 for the nine months ended September 30, 2010. Recorded in accordance with the successful efforts method of accounting.

b. Record $250,000 for year ended December 31, 2009 for cost of bonding the Properties.

c. Record interest expense of $757,000 for the year ended December 31, 2009 and $605,000 for the nine months ended September 30, 2010 for the $6,000,000 financing incurred in conjunction with the purchase of the Properties at a rate of 6.25% and amortization of deferred financing costs of $80,000 for the year ended December 31, 2009 and $60,000 for the nine months ended September 30, 2010.

d. Reflects the weighted average shares of 11,250,000 share issued to purchase CEP, 550,000 for the third amendment to the purchase of the Properties and 400,000 shares issued in connection with the financing the bonds.

3. Adjustments to Pro Forma Balance Sheet

The unaudited pro forma balance sheet has been prepared to show the effect as if the acquisition of the Properties by the Company had occurred on December 31, 2009. The pro forma balance sheet reflects the following adjustments related to the Properties activity as if it had occurred on December 31, 2009:

a. Record the acquisition of 100% of CEP for a note payable of $1,500,000 and 11,250,000 shares of High Plains stock valued at $1.00 per share.

b. Record deferred financing costs associate with placement of shares and bonds of $400,000.

c. Record loans from shareholders and CEP for financing acquisition of Properties in the amount of $4,500,000 and accrued interest.

d. Record the establishment of $750,000 escrow account for Company bonds

e. Record accrued ad valorem taxes of $2,180,000.